DD aKB



16013705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 01 2016 Washington DC 410

OMB APPROVAL
OMB Number: 3235-0123
Expires: 03/31/2016
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHIL Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 John H. McConnell Blvd., Suite 150
(No. and Street)

Columbus,	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda J. Bitterman 614-255-5548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

191 W. Nationwide Blvd., Suite 500	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark S. Redman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BHIL Distributors, Inc., as of the year ended December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHIL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Beacon Hill Fund Services, Inc.)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
BHIL Distributors, Inc.:

We have audited the accompanying statement of financial condition of BHIL Distributors, Inc. (the Company) as of December 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BHIL Distributors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 29, 2016

BHIL DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Beacon Hill Fund Services, Inc.)

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	789,322
Distribution fees receivable		896,433
Accounts receivable		92,594
Prepaid expenses		19,636
Deferred tax asset		19,101
Total assets	$	1,817,086
Liabilities and Shareholders' Equity		
Liabilities:		
Distribution fees payable	$	896,433
Due to affiliate, net		332,593
Accounts payable, accrued expenses and other liabilities		38,680
Total liabilities		1,267,706
Shareholders' equity:		
Common stock, no par value. 1,500 shares authorized; 100 issued and outstanding at December 31, 2015		25,000
Additional paid-in capital		675,000
Accumulated deficit		(150,620)
Total shareholders' equity		549,380
Total liabilities and shareholders' equity	$	1,817,086

See accompanying notes to financial statements.

BHIL DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Beacon Hill Fund Services, Inc.)

Statement of Income

Year ended December 31, 2015

Revenue:		
Underwriting service fees	$	1,152,708
Sale of commission revenue		909,087
Total revenue		2,061,795
Operating expenses:		
Commissions paid or advanced		909,087
General and administrative expenses allocated from parent		767,311
Regulatory and related		77,594
Professional services		46,620
Other expenses		74,600
Total operating expenses		1,875,212
Net operating income before taxes		186,583
Income tax provision		(70,160)
Net income	$	116,423

See accompanying notes to financial statements.

BHIL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Beacon Hill Fund Services, Inc.)

Statement of Changes in Shareholders' Equity

Year ended December 31, 2015

	Shares outstanding		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2014	100	$	25,000	675,000	(267,043)	432,957
Net income	—		—	—	116,423	116,423
Balance at December 31, 2015	100	$	25,000	675,000	(150,620)	549,380

See accompanying notes to financial statements.

BHIL DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Beacon Hill Fund Services, Inc.)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	116,423
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in distribution fees receivable		(53,193)
Decrease in deferred tax asset		2,315
Decrease in accounts receivable		31,216
Decrease in prepaid expenses		12,433
Increase in distribution fees payable		53,193
Increase in due to affiliate		224,567
Decrease in accounts payable, accrued expenses and other liabilities		(270,871)
Net cash provided by operating activities		116,083
Cash and cash equivalents:		
At beginning of period		673,239
At end of period	$	789,322
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	21,889

See accompanying notes to financial statements.

(1) Organization

BHIL Distributors, Inc. (the Company or BHIL), an Ohio Corporation incorporated on February 19, 2008, is an indirect wholly owned subsidiary of Diamond Hill Investment Group, Inc. (DHIL) and a direct subsidiary of Beacon Hill Fund Services, Inc. (BHFS). BHIL is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). BHIL is a limited purpose broker-dealer and serves solely as distributor and principal underwriter to various open-end registered investment companies (collectively, the Funds).

(2) Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses for the periods. Actual results could differ from those estimates. The following is a summary of the Company's significant accounting policies:

(a) Cash and Cash Equivalents

Cash and cash equivalents include demand deposits with one financial institution and a deposit with FINRA.

(b) Accounts Receivable

Accounts receivable are recorded when they are due and are presented in the Statement of Financial Condition, net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. No allowance for doubtful accounts was deemed necessary at December 31, 2015.

(c) Revenue Recognition

Underwriting service fees are generally paid by affiliates of the Funds pursuant to underwriting/distribution agreements between the Funds, their affiliates, and the Company for the underwriting services performed by the Company.

Distribution fees represent 12b-1/service fees paid by the Funds pursuant to distribution agreements (the Agreements) between the Funds and the Company. Fees received by the Company are principally determined based on average daily net assets of the Funds. Money from distribution fees is generally remitted to external brokers who distribute the shares of these funds to the investors. Receipts and payments of distribution fees are recorded on a net basis in the Statement of Income as the nature of the relationship is considered an agency relationship in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 605-45, *Revenue Recognition – Principal Agent Considerations*. Distribution payments represent 12b-1/service fees paid to third parties and an affiliated party. Distribution fees not paid to the selling brokers may be used to support other distribution related activities as allowed under the Agreements. Accrued distribution related expenses (which are included in distribution fees payable and result from unpaid distribution fees and certain commissions earned by the Company) may include, but are not limited to, additional shareholder services, printing of prospectuses and reports used for sales purposes,

(Continued)

expenses of preparation and printing of sales literature, advertisements, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Distribution fees and payments are summarized below:

Distribution fees received	$	10,147,891
Distribution payments		(10,147,891)
Distribution fees received, net of payments	$	—

For certain classes of shares that have CDSC (Contingent Deferred Sales Charge) fee arrangements, BHIL pays front-end commissions to the selling broker and has future rights to 12b-1 distribution fees from the sale of said shares for a designated period. BHIL has entered into arrangements with an affiliated financing agent, whereby the financing agent pays to BHIL an amount equal to the commissions paid to the selling broker, effectively selling the future rights to 12b-1 distribution fees. Therefore, commission payments and the selling of the 12b-1 stream to the financing agents are recorded on a gross basis in the Statement of Income. An expense is recognized in the amount of the upfront commissions paid and revenue is recognized for the payment received from the financing agent.

(d) Contractual Expense Reimbursements

During 2013, the Company entered into an agreement with an investment adviser that is part of an umbrella trust sponsored by BHFS to provide staff to support the wholesaling functions and sales support services to distribute shares of the registered investment companies managed by the investment adviser and distributed by the Company. Under the agreement, the investment adviser is obligated to reimburse the Company for all expenses incurred in association with these efforts. The amount of expense incurred and reimbursed for the year was $2,291,909. In addition, the investment adviser is obligated to reimburse the Company for any contractual obligations entered into by the Company as a result of this arrangement. The Company is not involved in the delivery or pricing of these services and bears no risk related to these services. Revenue has been recorded net of these expenses in accordance with FASB ASC 605-45, *Revenue Recognition – Principal Agent Considerations*.

(e) Income Taxes

The Company accounts for income taxes using an asset and liability approach. Under this method, the amount of taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future temporary differences that currently exist between the tax basis and financial reporting basis of the Company's assets and liabilities. Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in

tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in laws and rates could affect recorded deferred tax assets and liabilities in the future.

The Company has analyzed its tax positions taken on federal, state and local income tax returns for all open tax years and has recognized no adjustments resulting from uncertain positions.

(3) Related Party Transactions

Diamond Hill Capital Management, Inc. ("DHCM") is a wholly owned subsidiary DHIL. DHCM is a registered investment adviser under the Investment Advisers Act of 1940 and provides investment advisory services to the Diamond Hill Funds. BHIL serves as principal underwriter to the Diamond Hill Funds. Underwriter service fees related to the Diamond Hill Funds was $250,000 for the year ended December 31, 2015. There were no underwriter services fees related to the Diamond Hill Funds included in Accounts Receivable as of December 31, 2015.

Receipts and payments of distribution fees related to the Diamond Hill Funds were $9,372,894 for the year ended December 31, 2015. The amount of distribution fees receivable and payable related to the Diamond Hill Funds was $785,856 as of December 31, 2015. For the year ended December 31, 2015, commission revenue for the Company consisted of $909,087 from DHCM as financing agent.

During the ordinary course of business, BHFS shares various services with the Company such as use of office facilities, equipment, personnel and other administrative services. BHFS allocates these shared expenses to the Company pursuant to an expense sharing agreement. In addition, any direct expenses incurred by BHFS or other affiliates on behalf of the Company are directly allocated to the Company. The aggregate amount charged to the Company by BHFS was $767,311 for the year ended December 31, 2015. At December 31, 2015, the Company had $262,433 in accounts payable due to affiliates for services under these arrangements, $70,160 related to its income tax payable and $19,101 related to its deferred tax asset (Note 6). The shared expenses would not necessarily be the same if an unrelated party provided these services to the Company.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. At December 31, 2015, the Company had net capital under the Rule of $507,518, which was $423,004 in excess of its minimum required net capital of $84,514. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 2.4979 to 1.

(5) Regulatory Compliance

The Company has complied with the exemptive provisions of SEC Rule 15c3-3, limiting business to the distribution of registered investment company shares. The Company does not hold customer funds or safekeep customer securities.

(6) Income Taxes

The operating results of the Company were included in the consolidated federal, state and city tax returns of DHIL and its subsidiaries. For financial reporting purposes, DHIL follows the policy of allocating the consolidated income tax provision among DHIL and its subsidiaries on a separate return basis. However, the Company does consider DHIL's sources of taxable income in evaluating whether any deferred tax assets are expected to be realized.

The provision for income taxes consists of a current provision of $67,845 and a deferred tax expense of $2,315 which represents an effective tax rate of 37.6% (statutory federal, state, and local income tax rates).

Deferred tax assets and liabilities represent the future tax effects on income taxes resulting from temporary differences at the end of the year. The effect of the temporary difference related to start-up costs results in a deferred tax asset of $19,101. The Company has weighed all available evidence, both positive and negative, to determine whether a valuation allowance was needed. No valuation allowance has been provided for the deferred tax asset because management believes it is more likely than not that the full amount of the net deferred tax asset will be realized in the future.

(7) Commitments and Contingencies

The Company indemnifies its directors and certain of its officers and employees for certain liabilities that might arise from their performance of their duties to the Company. Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. Certain agreements do not contain any limits on the Company's liability and would involve future claims that may be made against the Company that have not yet occurred. Therefore, it is not possible to estimate the Company's potential liability under these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

(8) Subsequent Events

The Company evaluated subsequent events from December 31, 2015, the date of these financial statements, through February 29, 2016, the date these financial statements were issued and available.

Schedule I

BHIL DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Beacon Hill Fund Services, Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

Net capital:		
Total shareholders' equity from Statement of Financial Condition	$	549,380
Deductions for nonallowable assets:		
Accounts receivables (aged greater than 30 days)		3,125
Prepaid expenses		19,636
Deferred tax asset		19,101
Total deductions for nonallowable assets		41,862
Net capital	$	507,518
Aggregate indebtedness:		
Items included on the statement of financial condition:		
Distribution fees payable	$	896,433
Due to affiliate		332,593
Accounts payable, accrued expenses and other liabilities		38,680
Total aggregate indebtedness	$	1,267,706
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	84,514
Net capital in excess of required minimum	$	423,004
Ratio of aggregate indebtedness to net capital*		2.4979 to 1.00
Aggregate indebtedness capacity with a 12 to 1 ratio to net capital*	$	4,822,504

* The Company's aggregate indebtedness to net capital ratio must be less than 15 to 1. A warning will be issued to FINRA, the FINOP and CCO if the aggregate indebtedness to net capital ratio reaches 12 to 1.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation above and the corresponding computation included in the unaudited FOCUS Report for December 31, 2015 filed on January 27, 2016.

See accompanying report of independent registered public accounting firm.

BHIL DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Beacon Hill Fund Services, Inc.)

Computation for Determination of Customer and PAB Account
Reserve of Brokers and Dealers and Information for
Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2015

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) – The Company will not hold customer funds or safekeep customer securities.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
BHIL Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) BHIL Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 29, 2016



BHILDISTRIBUTORS
325 John H. McConnell Blvd, Suite 150 | Columbus, OH 43215

Member FINRA

EXEMPTION REPORT

BHIL Distributors, Inc. ("BHIL") Assertions:

We confirm, to the best of our knowledge and belief that:

1) BHIL claimed an exemption from SEC Rule 15c3-3 under provisions in paragraph (k)(2)(i) throughout the year ended December 31, 2015.

2) BHIL met the identified exemption provisions in SEC Rule 15c3-3; (k)(2)(i) throughout the year ended December 31, 2015 without exception.

Signature: [signature] Date: 2/29/2016
Brenda J. Bittermann, President

BHIL DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Beacon Hill Fund Services, Inc.)

Financial Statements and Supplementary Information

December 31, 2015

(With Independent Auditors' Report Thereon)